                            MEMORANDUM OF ASSOCIATION

                                       OF

                       YOGEN FRUZ WORLD-WIDE INCORPORATED

1.   The name of the Company is Yogen Fruz World-Wide Incorporated.

2. There are no restrictions on the objects and powers of the Company and the Company shall expressly have the following powers:

     (1)  to sell or dispose of its undertaking, or a substantial part thereof;

     (2)  to distribute any of its property in specie among its members; and

     (3)  to amalgamate with any company or other body of persons.

3.   The liability of the members is limited.

4. The capital of the company shall consist of 200,000,000 Subordinate Voting Shares and 200,000,000 Multiple Voting Shares, each having the rights, conditions, restrictions and limitations described in Annex I hereto and all without nominal or par value, with the power to divide the shares in the capital for the time being into classes or series and to attach thereto respectively any preferred, deferred or qualified rights, privileges or conditions, including restrictions on voting rights and including redemption, purchase and other acquisition of such shares, subject, however, to the provisions of the Companies Act (Nova Scotia).



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                                     ANNEX 1

A. The Multiple Voting Shares and the Subordinate Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

       (a)    Dividends

       The Subordinate Voting Shares shall rank in priority to the Multiple Voting Shares as to the payment of cash dividends. No dividends shall be declared or paid on the Multiple Voting Shares in any fiscal year of the Company unless in such fiscal year dividends shall have been declared or paid on the Subordinate Voting Shares in an amount per share at least equal to or equivalent to the amount of the dividend per share proposed to be declared or paid on the Multiple Voting Shares.

       (b)    Subdivisions, Consolidations and Other Changes

       In no event shall:

              (i) any subdivision, consolidation, reclassification or other change in the Multiple Voting Shares or the Subordinate Voting Shares; or

              (ii) any reorganization of the share capital of the Company affecting in any manner the Multiple Voting Shares or the Subordinate Voting Shares; or

              (iii) an amalgamation or merger of the Company with any other company or companies;

       be effected unless appropriate adjustments shall be made to the dividend rights provided for in section (a), the voting rights provided for in section (c), the dissolution rights provided for in section (e) and the conversion rights provided for in sections (f) and (g) so as to preserve the rights of the Multiple Voting Shares and the Subordinate Voting Shares, inter se, in all respects.

       (c)    Voting Rights

              (i) The holders of the Multiple Voting Shares shall be entitled to receive notice of, attend (in person or by proxy) and speak at all meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or of any series of shares of any such other class of shares) and at all such meetings the holders of the Multiple Voting Shares shall be entitled to ten (10) votes in respect of each Multiple Voting Share held by them.

              (ii) The holders of the Subordinate Voting Shares shall be entitled to receive notice of, attend (in person or by proxy) and speak at all meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any


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                                      -2-

                     other class of shares of the Company or of any series of shares of any such other class of shares) and at all such meetings the holders of the Subordinate Voting Shares shall be entitled to one (1) vote in respect of each Subordinate Voting Share held by them.

       (d)    Restrictions

       The holders of the Multiple Voting Shares and the holders of the Subordinate Voting Shares shall not as such be entitled to dissent in respect of any amendment referred to in clauses 2(2)(a), (b) or (e) of the Third Schedule to the Companies Act (Nova Scotia).

       (e)    Dissolutions

       Subject to the prior rights of the shares of any other class ranking in priority to the Multiple Voting Shares and the Subordinate Voting Shares, and subject to the payment of all dividends which have been declared on the Multiple Voting Shares or the Subordinate Voting Shares but remain unpaid, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Multiple Voting Shares and the holders of Subordinate Voting Shares shall be entitled to receive the remaining assets of the Company in equal amounts per share, without preference or distinction.

       (f)    Conversion of Subordinate Voting Shares into Multiple Voting
              Shares

              (1) In this section (f), the following terms shall have the following respective meanings:

                     "affiliate" has the meaning ascribed thereto in the Securities Act (Ontario) as amended from time to time;

                     "associate" has the meaning ascribed thereto in the Securities Act (Ontario) as amended from time to time;

                     "Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

                     "Converted Shares" means the Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection (f)(2) hereof;

                     "Exclusionary Offer" means a General Offer unless, concurrently with such General Offer, an offer is made to purchase Subordinate Voting Shares that is identical to the General Offer in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the General Offer by the Offeror, and in all other material respects except with respect to the conditions that may be attached to the General Offer, with no condition attached thereto other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the General Offer (for the purposes hereof, the varying of any term of a General Offer shall be deemed to constitute the making of a new General Offer unless an identical variation is made to the corresponding offer to purchase

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                                      -3-


                     Subordinate Voting Shares);

                     "Expiry Date" means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

                     "General Offer" means an offer to purchase Multiple Voting Shares that must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirements apply;

                     "Offer Date" means the date on which an Exclusionary Offer is made;

                     "Offeror" means the person, company or other entity making an Exclusionary Offer (the "bidder") and shall include all associates and affiliates of the bidder and any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder, and

                     "transfer agent" means the transfer agent for the time being for the Multiple Voting Shares.

              (2) Subject to subsection (f)(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one (1) fully paid and non-assessable Multiple Voting Share at the option of the holder thereof exercisable during the Conversion Period. The conversion right provided for in this subsection (f)(2) shall be exercised by notice in writing given to the transfer agent accompanied by the certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by the person registered on the books of the Company as the holder of the Subordinate Voting Shares, or by his or her attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Company shall issue or cause to be issued a share certificate representing fully paid Multiple Voting Shares and the transfer agent shall deposit such share certificates in accordance with subsection (f)(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

              (3) An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection
                     (f)(2) shall be deemed to also constitute irrevocable elections by such holder to:

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                                      -4-


                     (a) deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer in accordance with the terms thereof and applicable law); and

                     (b) exercise pursuant to section (g) hereof the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his or her right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

                     Any conversion of Converted Shares into Subordinate Voting Shares pursuant to such deemed election in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall be effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall be effective (i) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required under applicable securities legislation or otherwise to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and (ii) in respect of an Exclusionary Offer which is abandoned or withdrawn or is not completed in accordance with its terms, at the time at which the Exclusionary Offer is abandoned or withdrawn or expires without being completed.

              (4) No share certificates representing Converted Shares shall be delivered to or to the order of the holders thereof before such shares have been deposited pursuant to the Exclusionary Offer and the transfer agent, on behalf of the holders of the Converted Shares, shall deposit, and the holders of such shares shall be deemed to have irrevocably directed the transfer agent to deposit, pursuant to the Exclusionary Offer, the certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer in respect of Converted Shares. If Converted Shares are converted into Subordinate Voting Shares pursuant to the deemed election under subsection (f)(3), the transfer agent shall deliver to the holders entitled thereto a share certificate representing the Subordinate Voting Shares resulting from the conversion. The Company shall make all arrangements with the transfer agent necessary or desirable to give effect to this subsection (f)(4).

              (5) Subject to subsection (f)(6), the conversion right provided for in subsection (f)(2) shall not come into effect if, within seven days after the Offer Date, there has been delivered to the transfer agent and to the Secretary of the Company a certificate or certificates signed by or on behalf of one or more



                                      -5-


                     shareholders of the Company owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Offer Date by the Offeror, which certificate or certificates shall, in the case of each such shareholder, confirm:

                     (a) the number of Multiple Voting Shares owned by the shareholder;

                     (b) that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

                     (c) that such shareholder will not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Company written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

                     (d) that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Company written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee.

              (6) If a notice referred to in clause (f)(5) is given and the conversion right provided for in subsection (f)(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Multiple Voting Shares in respect of which there are subsisting certificates that comply with section
                     (f)(5). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as outstanding insofar as the Multiple Voting Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in clause (f)(5)(d) shall be deemed to have already taken place at the time of the determination, and the transferee in the case of any notice referred to in clause (f)(5)(d) shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Multiple Voting Shares so determined does not exceed 50% of the number of then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror, subsection (f)(5) shall cease to apply and the conversion right provided for in subsection
                     (f)(2) shall be in effect for the remainder of the Conversion Period.

              (7)    In the event of:

                     (a) any subdivision, consolidation, conversion (other than in accordance with sections (f) and (g)), exchange or reclassification of the Multiple Voting Shares or Subordinate Voting Shares; or

                     (b) any reorganization of the share capital of the Company affecting the Multiple Voting Shares or Subordinate Voting Shares; or

                     (c) the amalgamation of the Company with any other company or companies,

                     the appropriate adjustment shall be made to the conversion right provided in this section (f) so as to preserve the right in all respects.

              (8) As soon as is reasonably practicable after the seventh day after the Offer Date, the Company shall send to each holder of Subordinate Voting Shares a notice advising such holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection (f)(2) and the reasons therefor. If such notice discloses that the holders of Subordinate Voting Shares are not so entitled but it is subsequently determined that they are so entitled by virtue of subsection (f)(5), or otherwise, the Company shall forthwith send another notice to such holders advising them of that fact and the reasons therefor.

              (9) If a notice referred to in subsection (f)(8) discloses that the conversion right provided for in subsection (f)(2) has come into effect, the notice shall:

                     (i) include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

                     (ii) include the information set out in subsection (f)(3) hereof; and

                     (iii) be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as is reasonably practicable after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Company shall send a copy of such additional material to each holder of Subordinate Voting


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                                      -7-


                            Shares.

              (10) Prior to or forthwith after sending any notice referred to in subsection (f)(8), the Company shall cause a press release to be issued to a Canadian national news wire service, describing the contents of the notice.

       (g)    Conversion of Multiple Voting Shares into Subordinate Voting
              Shares

              Each holder of Multiple Voting Shares shall be entitled at any time and from time to time to have all or any part of the Multiple Voting Shares held converted into fully-paid and non-assessable Subordinate Voting Shares upon the basis of one (1) Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this section (g) shall be exercised by notice in writing given to the transfer agent at its principal office in Toronto accompanied by the certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion. Such notice shall be executed by the person registered on the books of the Company as the holder of the Multiple Voting Shares or by his or her duly authorized attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted into Subordinate Voting Shares. After the giving of a notice in writing, the notice of the holder of Multiple Voting Shares shall be irrevocable. The holder shall pay any governmental or other tax imposed on or in respect of any such conversion. Upon receipt by the transfer agent of such notice and a certificate or certificates in respect thereof, the Company shall issue, or cause to be issued to the holder so exercising the conversion right in respect of Multiple Voting Shares, a certificate representing the number of Subordinate Voting Shares to which such holder is entitled upon the basis prescribed in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the number of Multiple Voting Shares represented by the original certificate which are not to be converted.

              The right of a holder of Multiple Voting Shares to convert the same into Subordinate Voting Shares shall be deemed to have been exercised, and the registered holder of Multiple Voting Shares shall be deemed to have become a holder of Subordinate Voting Shares of record of the Company for all purposes on the date of surrender of certificates representing the Multiple Voting Shares to be converted accompanied by the notice in writing as provided in this section (g), notwithstanding any delay in the delivery of certificates representing the Subordinate Voting Shares into which such Multiple Voting Shares have been converted.

       (h)    Equality

              Save as aforesaid, each Multiple Voting Share and each Subordinate Voting Share shall have the same rights, privileges, restrictions, conditions and attributes and be the same in all respects.

                             ARTICLES OF ASSOCIATION
                                       OF
                       YOGEN FRUZ WORLD-WIDE INCORPORATED

                                 INTERPRETATION

1. In these Articles, unless there be something in the subject or context inconsistent therewith:

     (1)  "Act" means the Companies Act (Nova Scotia);

     (2) "Articles" means these Articles of Association of the Company and all amendments hereto;

     (3)  "Company" means the company named above;

     (4)  "director" means a director of the Company;

     (5) "Memorandum" means the Memorandum of Association of the Company and all amendments thereto;

     (6)  "month" means calendar month;

     (7)  "Office" means the registered office of the Company;

     (8)  "person" includes a body corporate;

     (9)  "proxyholder" includes an alternate proxyholder;

     (10) "Register" means the register of members kept pursuant to the Act, and where the context permits includes a branch register of members;

     (11) "Registrar" means the Registrar as defined in the Act;

     (12) "Secretary" includes any person appointed to perform the duties of the Secretary temporarily;

     (13) "shareholder" means member as that term is used in the Act in connection with a company limited by shares;

     (14) "special resolution" has the meaning assigned by the Act;




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                                      -2-


     (15) "in writing" and "written" includes printing, lithography and other modes of representing or reproducing words in visible form;

     (16) words importing number or gender include all numbers and genders unless the context otherwise requires;

2. The regulations in Table A in the First Schedule to the Act shall not apply to the Company.

3. The directors may, out of the funds of the Company, pay all expenses incurred for the continuance and reorganization of the Company.

                                     SHARES

4. The directors shall control the shares and, subject to the provisions of these Articles, may allot or otherwise dispose of them to such person at such times, on such terms and conditions and, if the shares have a par value, either at a premium or at par, as they think fit.

5. The directors may pay on behalf of the Company a reasonable commission to any person in consideration of subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company. Subject to the Act, the commission may be paid or satisfied in shares of the Company.

6. If the whole or part of the allotment price of any shares is, by the conditions of their allotment, payable in instalments, every such instalment shall, when due, be payable to the Company by the person who is at such time the registered holder of the shares.

7. Shares may be registered in the names of joint holders not exceeding three in number. On the death of one or more joint holders of shares the survivor or survivors of them shall alone be recognized by the Company as the registered holder or holders of the shares.

8. Save as herein otherwise provided, the Company may treat the registered holder of any share as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or required by statute, be bound to recognize any equitable or other claim to or interest in such share on the part of any other person.

                                  CERTIFICATES

9. Certificates of title to shares shall comply with the Act and may otherwise be in such form as the directors may from time to time determine. Unless the directors otherwise determine, every certificate of title to shares shall be signed manually by at least one of the Co-Chairmen, the President, the Secretary, the Treasurer, a vice-president, an assistant secretary, any other officer of the Company or any director of the Company or by or on behalf of a share registrar transfer agent or branch transfer agent appointed by the Company or by any other person whom the directors may designate. When signatures of more than one person appear on a certificate all but one may be printed or otherwise mechanically reproduced. All such certificates when signed as provided in this Article shall be valid and binding upon the Company. If a certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the certificate, notwithstanding that the person has ceased to be a director or an officer of the Company and the certificate is as valid as if such person were a director or an officer at the date of its issue. Any certificate representing shares of a class publicly traded on any stock exchange shall be valid and binding on the Company if it complies with the rules of such exchange whether or not it otherwise complies with this Article.

10. Except as the directors may determine, each shareholder's shares may be evidenced by any number of certificates so long as the aggregate of the shares stipulated in such certificates equals the aggregate registered in the name of the shareholder.

11. Where shares are registered in the names of two or more persons, the Company shall not be bound to issue more than one certificate or set of certificates, and such certificate or set of certificates shall be delivered to the person first named on the Register.

12. Any certificate that has become worn, damaged or defaced may, upon its surrender to the directors, be cancelled and replaced by a new certificate. Any certificate that has become lost or destroyed may be replaced by a new certificate upon proof of such loss or destruction to the satisfaction of the directors and the furnishing to the Company of such undertakings of indemnity as the directors deem adequate.

13. Such sum as the directors may from time to time determine shall be paid to the Company for every certificate other than the first certificate issued to any holder in respect of any share or shares.

14. The directors may cause one or more branch Registers of shareholders to be kept in any place or places, whether inside or outside of Nova Scotia.

                               TRANSFER OF SHARES

15. The instrument of transfer of any share in the Company shall be signed by the transferor.

     The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect thereof and shall be entitled to receive any dividend declared thereon before the registration of the transfer.

16. The instrument of transfer of any share shall be in writing in substantially the following form or to substantially the following effect:

          For value received, ____ hereby sell, assign, and transfer unto _______, shares in the capital of the Company represented by the within certificate, and do hereby irrevocably constitute and appoint _______ attorney to transfer such shares on the books of the Company with full power of substitution in the premises.

          Dated the __ day of

          Witness:

17. Every instrument of transfer shall be left for registration at the Office of the Company, or at any office of its transfer agent where a Register is maintained, together with the certificate of the shares to be transferred and such other evidence as the Company may require to prove title to or the right to transfer the shares.

18. The directors may require that a fee determined by them be paid before or after registration of any transfer.

19. Every instrument of transfer shall, after its registration, remain in the custody of the Company. Any instrument of transfer that the directors decline to register shall, except in case of fraud, be returned to the person who deposited it.

                             TRANSMISSION OF SHARES

20. The executors or administrators of a deceased shareholder (not being one of several joint holders) shall be the only persons recognized by the Company as having any title to the shares registered in the name of such shareholder. When a share is registered in the names of two or more joint holders, the survivor or survivors or the executors or administrators of the deceased survivor, shall be the only persons recognized by the Company as having any title to, or interest in, such share.

21. Notwithstanding anything in these Articles, if the Company has only one shareholder (not being one of several joint holders) and that shareholder dies, the executors or administrators of the deceased shareholder shall be entitled to register themselves in the Register as the holders of the shares registered in the name of the deceased shareholder whereupon they shall have all the rights given by these Articles and by law to shareholders.

22. Any person entitled to shares upon the death or bankruptcy of any shareholder or in any way other than by allotment or transfer, upon producing such evidence of entitlement as the directors require, may be registered as a shareholder in respect of such shares, or may, without being registered, transfer such shares subject to the provisions of these Articles respecting the transfer of shares.

                               SURRENDER OF SHARES

23. The directors may accept the surrender of any share by way of compromise of any question as to the holder being properly registered in respect thereof.

                        INCREASE AND REDUCTION OF CAPITAL

24. Subject to the Act, the Company may by resolution of its shareholders increase its share capital by the creation of new shares of such amount as it thinks expedient.

25. Subject to the Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached thereto as the Company by resolution of its shareholders determines or, if no direction is given, as the directors determine.

26. Except as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to transfer, transmission and otherwise.

27. The Company may, by special resolution where required, reduce its share capital in any way and with and subject to any incident authorized and consent required by law.

                              ALTERATION OF CAPITAL

28. Subject to the Act, the Company may by special resolution of its shareholders:

     (1) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

     (2) convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

     (3)  exchange shares of one denomination for another;

     (4) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

     (5) subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision, one or more of such shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others or other;

     (6) convert any part of its issued or unissued share capital into preference shares redeemable or purchasable by the Company;

     (7) provide for the issue of shares without any nominal or par value provided that, upon any such issue, a declaration executed by the Secretary must be filed with the Registrar stating the number of shares issued and the amount received therefor;

     (8) convert all or any of its previously authorized, unissued or issued, fully paid-up shares, other than preferred shares, with nominal or par value into the same number of shares without any nominal or par value, and reduce, maintain or increase accordingly its liability on any of its shares so converted; provided that the power to reduce its liability on any of its shares so converted may, where it results in a reduction of capital, only be exercised subject to confirmation by the court as provided by the Act; or

     (9) convert all or any of its previously authorized, unissued or issued, fully paid-up shares without nominal or par value into the same or a different number of shares with nominal or par value, and for such purpose the shares issued without nominal or par value and replaced by shares with a nominal or par value shall be considered as fully paid, but their aggregate par value shall not exceed the value of the net assets of the Company as represented by the shares without par value issued before the conversion.

29. Subject to the Act and any provisions attached to such shares, the Company may redeem, purchase or acquire any of its shares and the directors may determine the manner and the terms for redeeming, purchasing or acquiring such shares and may provide a sinking fund on such terms as they think fit for the redemption, purchase or acquisition of shares of any class or series.

                          CLASSES AND SERIES OF SHARES

30. Subject to the Act and the Memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred or other special rights, or with such restrictions, whether in regard to dividends, voting, return of share capital or otherwise, as the Company may from time to time determine by special resolution.

                     MEETINGS AND VOTING BY CLASS OR SERIES

31. Where the holders of shares of a class or series have, under the Act, the Memorandum, the terms or conditions attaching to such shares or otherwise, the right to vote separately as a class in respect of any matter then, except as provided in the Act, the Memorandum, these Articles or such terms or conditions, all the provisions in these Articles concerning general meetings (including, without limitation, provisions respecting notice, quorum and procedure) shall, mutatis mutandis, apply to every meeting of holders of such class or series of shares convened for the purpose of such vote.

                                BORROWING POWERS

32.  The directors on behalf of the Company may:

     (1)  raise or borrow money for the purposes of the Company or any of them;

     (2) secure, subject to the sanction of a special resolution where required by the Act, the repayment of funds so raised or borrowed in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the execution and delivery of mortgages of the Company's real or personal property, or by the issue of bonds, debentures or other securities of the Company secured by mortgage or other charge upon all or any part of the property of the Company, both present and future;

     (3) sign or endorse bills, notes, acceptances, cheques, contracts, and other evidence of or securities for funds borrowed or to be borrowed for the purposes aforesaid;

     (4)  pledge debentures as security for loans;

     (5)  guarantee obligations of any person.

33. Bonds, debentures and other securities may be made assignable, free from any equities between the Company and the person to whom such securities were issued.

34. Any bonds, debentures and other securities may be issued at a discount, premium or otherwise and with special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of directors and other matters.

                                GENERAL MEETINGS

35. Ordinary general meetings of the Company shall be held at least once in every calendar year at such time and place as may be determined by the directors and not later than 15 months after the preceding ordinary general meeting. All other meetings of the Company shall be called special general meetings. Ordinary or special general meetings may be held either within or outside the Province of Nova Scotia.

36. Either of the Co-Chairmen or any two of the directors may at any time convene a special general meeting, and the directors, upon the requisition of shareholders in accordance with the Act shall forthwith proceed to convene such meeting or meetings to be held at such time and place or times and places as the directors determine.

37. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at the Office of the Company. It may consist of several documents in like form each signed by one or more of the requisitionists.

38. At least seven clear days' notice, or such longer period of notice as may be required by the Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, shall be given to the shareholders entitled to be present at such meeting by notice given as permitted by these Articles. With the consent in writing of all the shareholders entitled to vote at such meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of the shareholders.

39. When it is proposed to pass a special resolution, the two meetings may be convened by the same notice, and it shall be no objection to such notice that it only convenes the second meeting contingently upon the resolution being passed by the requisite majority at the first meeting.

40. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, shall not invalidate any resolution passed at any general meeting.

                                  RECORD DATES

41. (1) The directors may fix in advance a date as the record date for the determination of shareholders

          (a) entitled to receive payment of a dividend or entitled to receive any distribution;

          (b)  entitled to receive notice of a meeting; or

          (c)  for any other purpose.

     (2) If no record date is fixed, the record date for the determination of shareholders

          (a) entitled to receive notice of a meeting shall be the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held; and

          (b) for any other purpose shall be the day on which the directors pass the resolution relating to the particular purpose.

                         PROCEEDINGS AT GENERAL MEETINGS

42. The business of an ordinary general meeting shall be to receive and consider the financial statements of the Company and the report of the directors and the report, if any, of the auditors, to elect directors in the place of those retiring and to transact any other business which under these Articles ought to be transacted at an ordinary general meeting.

43. No business shall be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. A corporate shareholder of the Company that has a duly authorized agent or representative present at any such meeting shall for the purpose of this Article be deemed to be personally present at such meeting.

44. Holders of shares representing 10% of the votes which could be cast at the meeting, present in person or by proxyholder or authorized representative and entitled to vote shall constitute a quorum for a general meeting, and may hold a meeting.

45. Either of the Co-Chairmen shall be entitled to take the chair at every general meeting or if neither Co-Chairman is present within fifteen 15 minutes after the time appointed for holding the meeting, the President or, failing the President, a vice-president shall be entitled to take the chair. If no Co-Chairman, President or vice-president is present within 15 minutes after the time appointed for holding the meeting or if all such persons present decline to take the chair, the shareholders present entitled to vote at the meeting shall choose another director as chairman and if no director is present or if all the directors present decline to take the chair, then such shareholders shall choose one of their number to be chairman.

46. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if it was convened pursuant to a requisition of shareholders, shall be dissolved;

     if it was convened in any other way, it shall stand adjourned to the same day, in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may hold the meeting.

47. Subject to the Act, at any general meeting a resolution put to the meeting shall be decided by a show of hands unless, either before or on the declaration of the result of the show of hands, a poll is demanded by the chairman, a shareholder or a proxyholder; and unless a poll is so demanded, a declaration by the chairman that the resolution has been carried, carried by a particular majority, lost or not carried by a particular majority and an entry to that effect in the Company's book of proceedings shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

48. When a poll is demanded, it shall be taken in such manner and at such time and place as the chairman directs, and either at once or after an interval or adjournment or otherwise. The result of the poll shall be the resolution of the meeting at which the poll was demanded. The demand of a poll may be withdrawn. When any dispute occurs over the admission or rejection of a vote, it shall be resolved by the chairman and such determination made in good faith shall be final and conclusive.

49. The chairman shall not have a casting vote in addition to any vote or votes that the chairman has as a shareholder.

50. The chairman of a general meeting may with the consent of the meeting adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting that was adjourned.

51. Any poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith without adjournment.

52. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

                              VOTES OF SHAREHOLDERS

53. Subject to the Act and to any provisions attached to any class or series of shares concerning voting rights

     (1) on a show of hands every shareholder present in person, every duly authorized representative of a corporate shareholder, and, if not prevented from voting by the Act, every proxyholder, shall have one vote; and

     (2) on a poll every shareholder present in person, every duly authorized representative of a corporate shareholder, and every proxyholder, shall have one vote for every share held;

     whether or not such representative or proxyholder is a shareholder.

54. Any person entitled to transfer shares upon the death or bankruptcy of any shareholder or in any way other than by allotment or transfer may vote at any general meeting in respect thereof in the same manner as if such person were the registered holder of such shares so long as the directors are satisfied at least 48 hours before the time of holding the meeting of such person's right to transfer such shares.

55. Where there are joint registered holders of any share, any of such holders may vote such share at any meeting, either personally or by proxy, as if solely entitled to it. If more than one joint holder is present at any meeting, personally or by proxy, the one whose name stands first on the Register in respect of such share shall alone be entitled to vote it. Several executors or administrators of a deceased shareholder in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

56. Votes may be cast either personally or by proxy or, in the case of a corporate shareholder by a representative duly authorized under the Act.

57. A proxy shall be in writing and executed in the manner provided in the Act. A proxy or other authority of a corporate shareholder does not require its seal. Holders of Share Warrants shall not be entitled to vote by proxy in respect of the shares included in such warrants unless otherwise expressed in such warrants.

58. A shareholder of unsound mind in respect of whom an order has been made by any court of competent jurisdiction may vote by guardian or other person in the nature of a guardian appointed by that court, and any such guardian or other person may vote by proxy.

59. A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office of the Company or at such other place as the directors may direct. The directors may, by resolution, fix a time not exceeding 48 hours excluding Saturdays and holidays preceding any meeting or adjourned meeting before which time proxies to be used at that meeting must be deposited with the Company at its Office or with an agent of the Company. Notice of the requirement for depositing proxies shall be given in the notice calling the meeting. The chairman of the meeting shall determine all questions as to validity of proxies and other instruments of authority.

60. A vote given in accordance with the terms of a proxy shall be valid notwithstanding the previous death of the principal, the revocation of the proxy, or the transfer of the share in respect of which the vote is given, provided no intimation in writing of the death, revocation or transfer is received at the Office of the Company before the meeting or by the chairman of the meeting before the vote is given.

61. Every form of proxy shall comply with the Act and its regulations and subject thereto may be in the following form:

          I, ____________ Of _________ being a shareholder of hereby appoint __________ of ________ (or failing him/her ____________ of _________)
          as my proxyholder to attend and to vote for me and on my behalf at the ordinary/special general meeting of the company, to be held on the
          day of          and at any adjournment thereof, or at any meeting of
          the company which may be held prior to [insert specified date or event].

          [If The Proxy Is Solicited By Or Behalf Of The Management Of The Company, Insert A Statement To That Effect.]

          Dated this __ day of _____ __.

               Shareholder

62. A resolution, including a special resolution, in writing and signed by every shareholder who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such shareholders at a meeting and satisfies all of the requirements of the Act respecting meetings of shareholders.

                                    DIRECTORS

63. The number of directors shall be six. Notwithstanding anything herein contained, Michael Serruya, Richard E. Smith, Aaron Serruya, David Prussky, David Smith and David J. Stein shall be the directors of the Company from the date of continuance of the Company under the Act until their successors are appointed or they otherwise cease to be directors in accordance with these Articles.

64. The directors may be paid out of the funds of the Company as remuneration for their service such sums, if any, as the Company may by resolution of its shareholders determine, and such remuneration shall be divided among them in such proportions and manner as the directors determine. The directors may also be paid their reasonable travelling, hotel and other expenses incurred in attending meetings of directors and otherwise in the execution of their duties as directors.

65. The continuing directors may act notwithstanding any vacancy in their body, but if their number falls below six, the directors shall not act other than by unanimous resolution.

66. A director may, in conjunction with the office of director, and on such terms as to remuneration and otherwise as the directors arrange or determine, hold any other office or place of profit under the Company or under any company in which the Company is a shareholder or is otherwise interested.

67.  The office of a director shall ipso facto be vacated, if the director:

     (1)  becomes bankrupt or makes an assignment for the benefit of creditors;

     (2) is, or is found by a court of competent jurisdiction to be, of unsound mind;

     (3)  by notice in writing to the Company, resigns the office of director;
          or

     (4)  is removed in the manner provided by these Articles.

68. No director shall be disqualified by holding the office of director from contracting with the Company, either as vendor, purchaser, or otherwise, nor shall any such contract, or any contract or arrangement entered into or proposed to be entered into by or on behalf of the Company in which any director is in any way interested, either directly or indirectly, be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason only of such director holding that office or of the fiduciary relations thereby established, provided the director makes a declaration or gives a general notice in accordance with the Act. No director shall, as a director, vote in respect of any contract or arrangement in which the director is so interested, and if the director does so vote, such vote shall not be counted. This prohibition may at any time or times be suspended or relaxed to any extent by a resolution of the shareholders and shall not apply to any contract by or on behalf of the Company to give to the directors or any of them any security for advances or by way of indemnity.

                              ELECTION OF DIRECTORS

69. Directors shall be elected by motion carried by at least 662/3% of the votes entitled to be cast on such motion. Any motion to elect a director which is not carried by such majority shall be considered not to have been carried.

70. At the dissolution of every ordinary general meeting at which their successors are elected, all the directors shall retire from office and be succeeded by the directors elected at such meeting. Retiring directors shall be eligible for re-election.

71. If at any ordinary general meeting at which an election of directors ought to take place no such election takes place, or if no ordinary general meeting is held in any year or period of years, the retiring directors shall continue in office until their successors are elected.

72. The Company may by special resolution of its shareholders determine or alter the requirements for qualification of directors.

73. The Company may, by special resolution ,remove any director before the expiration of such director's period of office and may, if desired, appoint a replacement to hold office during such time only as the director so removed would have held office.

74. The directors may appoint any other person as a director so long as the total number of directors does not at any time exceed the number permitted. No such appointment, except to fill a casual vacancy, shall be effective unless all of the directors concur in it. Any casual vacancy occurring among the directors may be filled by the directors, but any person so chosen shall retain office only so long as the vacating director would have retained it if the vacating director had continued as director.

                            CO-CHAIRMEN OF THE BOARD

75. The directors may elect two of their number to be Co-Chairmen and may determine the period during which the Co-Chairmen hold office. The Co-Chairmen shall perform such duties and receive such special remuneration as the directors may provide and shall perform such duties as are provided for herein.

                          PRESIDENT AND VICE-PRESIDENTS

76. The directors shall elect the President of the Company, who need not be a director, and may determine the period for which the President is to hold office. The President shall have general supervision of the business of the Company and shall perform such duties as may be assigned from time to time by the directors.

77. The directors may also elect vice-presidents, who need not be directors, and may determine the periods for which they are to hold office. A vice-president shall, at the request of the President or the directors and subject to the directions of the directors, perform the duties of the President during the absence, illness or incapacity of the President, and shall also perform such duties as may be assigned by the President or the directors.

                             SECRETARY AND TREASURER

78. The directors shall appoint a Secretary of the Company to keep minutes of shareholders' and directors' meetings and perform such other duties as may be assigned by the directors. The directors may also appoint a temporary substitute for the Secretary who shall, for the purposes of these Articles, be deemed to be the Secretary.

79. The directors may appoint a treasurer of the Company to carry out such duties as the directors may assign.

                                    OFFICERS

80. The directors may elect or appoint such other officers of the Company, having such powers and duties, as they think fit.

81. If the directors so decide the same person may hold more than one of the offices provided for in these Articles.

82. Notwithstanding anything herein contained the officers of the Company on the date of its continuance shall continue to hold office until their successors are appointed or they otherwise cease to hold office in accordance with these Articles.

                            PROCEEDINGS OF DIRECTORS

83. The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings, as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise unanimously determined, four directors shall constitute a quorum and may hold a meeting.

84. If all directors of the Company entitled to attend a meeting either generally or specifically consent, a director may participate in a meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at that meeting for purposes of these Articles.

85. Meetings of directors may be held either within or without the Province of Nova Scotia and the directors may from time to time make arrangements relating to the time and place of holding directors' meetings, the notices to be given for such meetings and what meetings may be held without notice. Unless otherwise provided by such arrangements:

     (1) A meeting of directors may be held at the close of every ordinary general meeting of the Company without notice.

     (2) Notice of every other directors' meeting may be given as permitted by these Articles to each director at least 48 hours before the time fixed for the meeting.

     (3) A meeting of directors may be held without formal notice if all the directors are present or if those absent have signified their assent to such meeting or their consent to the business transacted at such meeting.

86. The President or any director may at any time, and the Secretary, upon the request of the President or any director, shall summon a meeting of the directors to be held at Toronto, Ontario. Either Co-Chairman or any two other directors may at any time, and the Secretary, upon the request of a Co-Chairman or two other directors, shall summon a meeting to be held elsewhere.

87. (1) Except for circumstances where questions are required by these Articles to be determined unanimously, questions arising at any meeting of directors shall be decided by a majority of votes. The chairman of the meeting may vote as a director but shall not have a second or casting vote.

     (2) At any meeting of directors the chairman shall receive and count the vote of any director not present in person at such meeting on any question or matter arising at such meeting whenever such absent director has indicated by telegram, letter or other writing lodged with the chairman of such meeting the manner in which the absent director desires to vote on such question or matter and such question or matter has been specifically mentioned in the notice calling the meeting as a question or matter to be discussed or decided thereat. In respect of any such question or matter so mentioned in such notice any director may give to any other director a proxy authorizing such other director to vote for such first named director at such meeting, and the chairman of such meeting, after such proxy has been so lodged, shall receive and count any vote given in pursuance thereof notwithstanding the absence of the director giving such proxy.

88. If no Co-Chairman is elected, or if at any meeting of directors no Co-Chairman is present within five minutes after the time appointed for holding the meeting, or is willing to take the chair, the President, if a director, shall preside. If the President is not a director, is not present at such time or declines to take the chair, a vice-president who is also a director shall preside. If no person described above is present at such time and willing to take the chair, the directors present shall choose some one of their number to be chairman of the meeting.

89. A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the directors generally.

90. The directors may delegate any of their powers to committees consisting of such number of directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the directors.

91. The meetings and proceedings of any committee of directors shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the directors insofar as they are applicable and are not superseded by any regulations made by the directors.

92. All acts done at any meeting of the directors or of a committee of directors or by any person acting as a director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of the director or person so acting, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

93. A resolution in writing and signed by every director who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such directors at a meeting.

94. If any one or more of the directors is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any of the purposes of the Company or the business thereof, the Company may remunerate the director or directors so doing, either by a fixed sum or by a percentage of profits or otherwise. Such remuneration shall be determined by the directors and may be either in addition to or in substitution for remuneration otherwise authorized by these Articles.

                                    REGISTERS

95. The directors shall cause to be kept at the Company's Office in accordance with the provisions of the Act a Register of the shareholders of the Company, a register of the holders of bonds, debentures and other securities of the Company and a register of its directors. Branch registers of the shareholders and of the holders of bonds, debentures and other securities may be kept elsewhere, either within or without the Province of Nova Scotia, in accordance with the Act.

                                     MINUTES

96. The directors shall cause minutes to be entered in books designated for the purpose:

     (1)  of all appointments of officers;

     (2) of the names of directors present at each meeting of directors and of any committees of directors;

     (3)  of all orders made by the directors and committees of directors; and

     (4) of all resolutions and proceedings of meetings of shareholders and of directors.

     Any such minutes of any meeting of directors or of any committee of directors or of shareholders, if purporting to be signed by the chairman of such meeting or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minutes.

                               POWERS OF DIRECTORS

97. The management of the business of the Company is vested in the directors who, in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by statute expressly directed or required to be exercised or done by the shareholders, but subject nevertheless to the provisions of any statute, the Memorandum or these Articles. No modification of the Memorandum or these Articles shall invalidate any prior act of the directors that would have been valid if such modification had not been made.

98. Without restricting the generality of the terms of any of these Articles and without prejudice to the powers conferred thereby, the directors may:

     (1) take such steps as they think fit to carry out any agreement or contract made by or on behalf of the Company;

     (2) pay costs, charges and expenses preliminary and incidental to the promotion, formation, establishment, and registration of the Company;

     (3) purchase or otherwise acquire for the Company any property, rights or privileges that the Company is authorized to acquire, at such price and generally on such terms and conditions as they think fit;

     (4) pay for any property, rights or privileges acquired by, or services rendered to the Company either wholly or partially in cash or in shares (fully paid-up or otherwise), bonds, debentures or other securities of the Company;

     (5) subject to the Act, secure the fulfilment of any contracts or engagements entered into by the Company by mortgaging or charging all or any of the property of the Company and its unpaid capital for the time being, or in such other manner as they think fit;

     (6) appoint, remove or suspend at their discretion such experts, managers, secretaries, treasurers, officers, clerks, agents and servants for permanent, temporary or special services, as they from time to time think fit, and determine their powers and duties and fix their salaries or emoluments and require security in such instances and to such amounts as they think fit;

     (7) accept a surrender of shares from any shareholder insofar as the law permits and on such terms and conditions as may be agreed;

     (8) appoint any person or persons to accept and hold in trust for the Company any property belonging to the Company, or in which it is interested, execute and do all such deeds and things as may be required in relation to such trust, and provide for the remuneration of such trustee or trustees;

     (9) institute, conduct, defend, compound or abandon any legal proceedings by and against the Company, its directors or its officers or otherwise concerning the affairs of the Company, and also compound and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Company;

     (10) refer any claims or demands by or against the Company to arbitration and observe and perform the awards;

     (11) make and give receipts, releases and other discharges for amounts payable to the Company and for claims and demands of the Company;

     (12) determine who may exercise the borrowing powers of the Company and sign on the Company's behalf bonds, debentures or other securities, bills, notes, receipts, acceptances, assignments, transfers, hypothecations, pledges, endorsements, cheques, drafts, releases, contracts, agreements and all other instruments and documents;

     (13) provide for the management of the affairs of the Company abroad in such manner as they think fit, and in particular appoint any person to be the attorney or agent of the Company with such powers (including power to sub-delegate) and upon such terms as may be thought fit;

     (14) invest and deal with any funds of the Company in such securities and in such manner as they think fit; and vary or realize such investments;

     (15) subject to the Act, execute in the name and on behalf of the Company in favour of any director or other person who may incur or be about to incur any personal liability for the benefit of the Company such mortgages of the Company's property, present and future, as they think fit;

     (16) give any officer or employee of the Company a commission on the profits of any particular business or transaction or a share in the general profits of the Company;

     (17) set aside out of the profits of the Company before declaring any dividend such amounts as they think proper as a reserve fund to meet contingencies or provide for dividends, depreciation, repairing, improving and maintaining any of the property of the Company and such other purposes as the directors may in their absolute discretion think in the interests of the Company; and invest such amounts in such investments as they think fit, and deal with and vary such investments, and dispose of all or any part of them for the benefit of the Company, and divide the reserve fund into such special funds as they think fit, with full power to employ the assets constituting the reserve fund in the business of the Company without being bound to keep them separate from the other assets;

     (18) make, vary and repeal rules respecting the business of the Company, its officers and employees, the shareholders of the Company or any section or class of them;

     (19) enter into all such negotiations and contracts, rescind and vary all such contracts, and execute and do all such acts, deeds and things in the name and on behalf of the Company as they consider expedient for or in relation to any of the matters aforesaid or otherwise for the purposes of the Company;

     (20) provide for the management of the affairs of the Company in such manner as they think fit.

                                   SOLICITORS

99. The Company may employ or retain solicitors any of whom may, at the request or on the instruction of the directors or a Co-Chairman, attend meetings of the directors or shareholders, whether or not the solicitor is a shareholder or a director of the Company. A solicitor who is also a director may nevertheless charge for services rendered to the Company as a solicitor.

                                    THE SEAL

100. The directors shall arrange for the safe custody of the common seal of the Company (the "Seal"). The Seal may be affixed to any instrument in the presence of and contemporaneously with the attesting signature of (i) any director or officer acting within such person's authority or (ii) any person under the authority of a resolution of the directors or a committee thereof. For the purpose of certifying documents or proceedings the Seal may be affixed by any director or the President, a vice-president, the Secretary, an assistant secretary or any other officer of the Company without the authorization of a resolution of the directors. The Company may have facsimiles of the Seal which may be used interchangeably with the Seal.

                                    DIVIDENDS

101. The directors may from time to time declare such dividend as they deem proper upon shares of the Company according to the rights and restrictions attached to any class or series of shares, and may determine the date upon which such dividend will be payable and that it will be payable to the persons registered as the holders of the shares on which it is declared at the close of business upon a record date. No transfer of such shares registered after the record date shall pass any right to the dividend so declared.

102. No dividends shall be payable except out of the profits, retained earnings or contributed surplus of the Company and no interest shall be payable on any dividend except insofar as the rights attached to any class or series of shares provide otherwise.

103. The declaration of the directors as to the amount of the profits, retained earnings or contributed surplus of the Company shall be conclusive.

104. The directors may from time to time pay to the shareholders such interim dividends as in their judgment the position of the Company justifies.

105. Subject to the Memorandum, these Articles and the rights and restrictions attached to any class or series of shares, dividends may be declared and paid to the shareholders in proportion to the amount of capital paid-up on the shares (not including any capital paid-up bearing interest) held by them respectively.

106. The directors may deduct from the dividends payable to any shareholder amounts due and payable by the shareholder to the Company and may apply the same in or towards satisfaction of such amounts so due and payable.

107. The directors may retain any dividends on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

108. The directors may retain the dividends payable upon shares to which a person is entitled or entitled to transfer upon the death or bankruptcy of a shareholder or in any way other than by allotment or transfer, until such person has become registered as the holder of such shares or has duly transferred such shares.

109. The directors may declare that a dividend be paid by the distribution of cash, paid-up shares (at par or at a premium), debentures, bonds or other securities of the Company or of any other company or any other specific assets held or to be acquired by the Company or in any one or more of such ways.

110. The directors may settle any difficulty that may arise in regard to the distribution of a dividend as they think expedient, and in particular without restricting the generality of the foregoing may issue fractional certificates, may fix the value for distribution of any specific assets, may determine that cash payments will be made to any shareholders upon the footing of the value so fixed or that fractions may be disregarded in order to adjust the rights of all parties, and may vest cash or specific assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the directors.

111. Any person registered as a joint holder of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

112. Unless otherwise determined by the directors, any dividend may be paid by a cheque or warrant delivered to or sent through the post to the registered address of the shareholder entitled, or, when there are joint holders, to the registered address of that one whose name stands first on the register for the shares jointly held. Every cheque or warrant so delivered or sent shall be made payable to the order of the person to whom it is delivered or sent. The mailing or other transmission to a shareholder at the shareholder's registered address (or, in the case of joint shareholders at the address of the holder whose name stands first on the register) of a cheque payable to the order of the person to whom it is addressed for the amount of any dividend payable in cash after the deduction of any tax which the Company has properly withheld, shall discharge the Company's liability for the dividend unless the cheque is not paid on due presentation. If any cheque for a dividend payable in cash is not received, the Company shall issue to the shareholder a replacement cheque for the same amount on such terms as to indemnity and evidence of non-receipt as the directors may impose. No shareholder may recover by action or other legal process against the Company any dividend represented by a cheque that has not been duly presented to a banker of the Company for payment or that otherwise remains unclaimed for 6 years from the date on which it was payable.

                                    ACCOUNTS

113. The directors shall cause proper books of account to be kept of the amounts received and expended by the Company, the matters in respect of which such receipts and expenditures take place, all sales and purchases of goods by the Company, and the assets, credits and liabilities of the Company.

114. The books of account shall be kept at the head office of the Company or at such other place or places as the directors may direct.

115. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the accounts and books of the Company or any of them shall be open to inspection of the shareholders, and no shareholder shall have any right to inspect any account or book or document of the Company except as conferred by statute or authorized by the directors or a resolution of the shareholders.

116. At the ordinary general meeting in every year the directors shall lay before the Company such financial statements and reports in connection therewith as may be required by the Act or other applicable statute or regulation thereunder and shall distribute copies thereof at such times and to such persons as may be required by statute or regulation.

                               AUDITORS AND AUDIT

117. Except in respect of a financial year for which the Company is exempt from audit requirements in the Act, the Company shall at each ordinary general meeting appoint an auditor or auditors to hold office until the next ordinary general meeting. If at any general meeting at which the appointment of an auditor or auditors is to take place and no such appointment takes place, or if no ordinary general meeting is held in any year or period of years, the directors shall appoint an auditor or auditors to hold office until the next ordinary general meeting.

118. The first auditors of the Company may be appointed by the directors at any time before the first ordinary general meeting and the auditors so appointed shall hold office until such meeting unless previously removed by a resolution of the shareholders, in which event the shareholders may appoint auditors.

119. The directors may fill any casual vacancy in the office of the auditor but while any such vacancy continues the surviving or continuing auditor or auditors, if any, may act.

120. The Company may appoint as auditor any person, including a shareholder, not disqualified by statute.

121. An auditor may be removed or replaced in the circumstances and in the manner specified in the Act.

122. The remuneration of the auditors shall be fixed by the shareholders, or by the directors pursuant to authorization given by the shareholders, except that the remuneration of an auditor appointed to fill a casual vacancy may be fixed by the directors.

123. The auditors shall conduct such audit as may be required by the Act and their report, if any, shall be dealt with by the Company as required by the Act.

                                     NOTICES

124. A notice (including any communication or document) shall be sufficiently given, delivered or served by the Company upon a shareholder, director, officer or auditor by personal delivery at such person's registered address (or, in the case of a director, officer or auditor, last known address) or by prepaid mail, telegraph, telex, facsimile machine or other electronic means of communication addressed to such person at such address.

125. Shareholders having no registered address shall not be entitled to receive notice.

126. The holder of a share warrant shall not, unless otherwise expressed therein, be entitled in respect thereof to notice of any general meeting of the Company.

127. All notices with respect to registered shares to which persons are jointly entitled may be sufficiently given to all joint holders thereof by notice given to whichever of such persons is named first in the Register for such shares.

128. Any notice sent by mail shall be deemed to be given, delivered or served on the earlier of actual receipt and the third business day following that upon which it is mailed, and in proving such service it shall be sufficient to prove that the notice was properly addressed and mailed with the postage prepaid thereon. Any notice given by electronic means of communication shall be deemed to be given when entered into the appropriate transmitting device for transmission. A certificate in writing signed on behalf of the Company that the notice was so addressed and mailed or transmitted shall be conclusive evidence thereof.

129. Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share shall be bound by every notice in respect of such share that prior to such person's name and address being entered on the Register was duly served in the manner hereinbefore provided upon the person from whom such person derived title to such share.

130. Any notice delivered, sent or transmitted to the registered address of any shareholder pursuant to these Articles, shall, notwithstanding that such shareholder is then deceased and that the Company has notice thereof, be deemed to have been served in respect of any registered shares, whether held by such deceased shareholder solely or jointly with other persons, until some other person is registered as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice on the heirs, executors or administrators of the deceased shareholder and all joint holders of such shares.

131. Any notice may bear the name or signature, manual or reproduced, of the person giving the notice written or printed.

132. When a given number of days' notice or notice extending over any other period is required to be given, the day of service and the day upon which such notice expires shall not, unless it is otherwise provided, be counted in such number of days or other period.

                                    INDEMNITY

133. Every director or officer, former director or officer, or person who acts or acted at the Company's request, as a director or officer of the Company, a body corporate, partnership or other association of which the Company is or was a shareholder, partner, member or creditor, and the heirs and legal representatives of such person, in the absence of any dishonesty on the part of such person, shall be indemnified by the Company against, and it shall be the duty of the directors out of the funds of the Company to pay to the fullest extent permitted by law, all costs, losses and expenses, including legal fees and disbursements and including an amount paid to settle an action or claim or satisfy a judgment, that such director, officer or person may incur or become liable to pay in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Company or such body corporate, partnership or other association, whether the Company is a claimant or party to such action or proceeding or otherwise; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Company and have priority as against the shareholders over all other claims.

134. No director or officer, former director or officer, or person who acts or acted at the Company's request, as a director or officer of the Company, a body corporate, partnership or other association of which the Company is or was a shareholder, partner, member or creditor, in the absence of any dishonesty on such person's part, shall be liable for the acts, receipts, neglects or defaults of any other director, officer or such person, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired for or on behalf of the Company, or through the insufficiency or deficiency of any security in or upon which any of the funds of the Company are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any funds, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on the part of such person, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of such person or in relation thereto.

                                    REMINDERS

135. The directors shall comply with the following provisions of the Act or the Corporations Registration Act (Nova Scotia) where indicated:

     (1)  Keep a current register of shareholders (Section 42).

     (2) Keep a current register of directors, officers and managers, send to the Registrar a copy thereof and notice of all changes therein (Section 98).

     (3) Keep a current register of holders of bonds, debentures and other securities (Section

          111 and Third Schedule).

     (4) Send notice to the Registrar of any redemption or purchase of preference shares (Section 50).

     (5) Send notice to the Registrar of any consolidation, division, conversion or reconversion of the share capital or stock of the Company (Section 53).

     (6)  Send notice to the Registrar of any increase of capital (Section 55).

     (7) Call a general meeting every year within the proper time (Section 83). Meetings must be held not later than 15 months after the preceding general meeting.

     (8)  Send to the Registrar copies of all special resolutions (Section 88).

     (9) When shares are issued for a consideration other than cash, file a copy of the contract with the Registrar on or before the date on which the shares are issued (Section 109).

     (10) Send to the Registrar notice of the address of the Company's registered Office and of all changes in such address (Section 79).

     (11) Keep proper minutes of all shareholders' meetings and directors' meetings in the Company's minute book kept at the Company's registered Office (Sections 89 and 90).

     (12) Obtain a certificate under the Corporations Registration Act (Nova Scotia) as soon as business is commenced.

     (13) Send notice of recognized agent to the Registrar under the Corporations Registration Act (Nova Scotia).